Exhibit 99.1

Ayr Wellness Reports Fourth Quarter and Full Year 2022 Results

MIAMI, March 9, 2023 – Ayr Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“Ayr” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator (“MSO”), is reporting financial results for the fourth quarter and full year ended December 31, 2022. Unless otherwise noted, all results are presented in U.S. dollars.

David Goubert, President & CEO of Ayr, said, “I’d like to thank our team for pulling together to deliver a strong fourth quarter, growing our adjusted EBITDA by 20% sequentially, and a second straight quarter of generating positive cash flow from operations. In the past few months, our team has begun the process of evaluating every aspect of our business with fresh eyes, conducting a thorough review of our markets, our people, and our processes, all in service seeking to maximize the financial health of our Company and better position Ayr as a retailer of choice and house of brands.”

“Throughout that process, we have implemented cost saving measures, stepped back from certain markets that didn’t align with our core business goals, and invested further into markets and activities that did meet those goals. By better prioritizing our time, our attention, and our capital, we find ourselves better positioned to capture growth opportunities in our existing and future footprint, which we anticipate will help us grow our cash flow profile, our revenue, and adjusted EBITDA margins consistently throughout 2023.”

Fourth Quarter Financial Summary ($ in millions, excl. margin items)

	Q4 2021	Q3 2022	Q4 2022	% Change Q4/Q4	% Change Q4/Q3
Revenue	$111.8	$119.6	$124.6	11.5%	4.2%
Gross Profit	$51.2	$49.5	$55.1	7.6%	11.3%
Adjusted Gross Profit[1]	$63.3	$62.9	$70.5	11.3%	12.1%
Operating Loss[2]	$(13.9)	$(20.7)	$(176.2)	NA	NA
Adjusted EBITDA[1]	$26.1	$21.7	$26.0	-0.5%	20.1%
Adjusted EBITDA Margin[1]	23.4%	18.1%	20.9%	-250bps	280bps

Full Year 2022 Financial Summary ($ in millions, excl. margin items)

	FY 2021	FY 2022	% Change Y/Y
Revenue	$357.6	$465.6	30.2%
Gross Profit	$138.1	$190.4	37.9%
Adjusted Gross Profit[1]	$207.3	$248.5	19.9%
Operating Loss[2]	$(56.0)	$(243.0)	NA
Adjusted EBITDA[1]	$98.0	$86.8	-11.4%
Adjusted EBITDA Margin[1]	27.4%	18.6%	-880bps

1Adjusted EBITDA, Adjusted Gross Profit and Adjusted EBITDA Margin are non-GAAP measures, and accordingly are not standardized measures and may not be comparable to similar measures used by other companies. See Definition and Reconciliation of Non-GAAP Measures below. For a reconciliation of Operating Loss to Adjusted EBITDA as well as Gross Profit to Adjusted Gross Profit, see the reconciliation table appended to this release.

2Based on the current market conditions, including the impact of price compression, the Company incurred a non-cash goodwill impairment charge of $149M, reducing the carrying value of goodwill across all reporting units.

Fourth Quarter and Recent Highlights

•	Retail Updates

o	Opened two new dispensaries in Florida during the fourth quarter and an additional two stores in the first quarter of 2023, bringing Ayr’s total footprint to 55 dispensaries across the state.

o	Began adult-use sales alongside the Company’s established medical sales at Ayr’s Somerville, Massachusetts retail dispensary.

o	Announced Ayr’s three retail locations in New Jersey, formerly known as Garden State Dispensary, are now operating under the AYR Dispensary brand.

•	Brand/Product Updates

o	Introduced HAZE live resin concentrates and vapes across the Company’s footprint in Florida and Nevada.

o	Expanded Levia water-soluble tinctures to Ayr’s Florida retail menus.

o	Announced plans to rebrand all of the Company’s Florida stores from Liberty Health Sciences to AYR Cannabis Dispensary this summer.

•	Corporate Updates

o	Announced mutual termination of Ayr’s proposed acquisition of the equity interests of Gentle Ventures, LLC d/b/a Dispensary 33, and certain of its affiliates that collectively own and operate two licensed retail dispensaries in Chicago, Illinois.

o	Signed a definitive agreement to sell Blue Camo, LLC which comprises the Company’s Arizona assets, to AZ Goat, LLC, a group consisting primarily of the former owners of Blue Camo.

o	Entered into an option to acquire two Ohio dispensary licenses from Daily Releaf, LLC and Heaven Wellness, LLC, to begin establishing a vertical integrated presence in the state.

Full Year 2022 Highlights

•	Added 14 dispensaries across Ayr’s eight state footprint, bringing its total dispensary count to 80 stores.

•	Launched adult-use retail sales in New Jersey and Massachusetts.

•	Completed acquisitions of Cultivauna, LLC, the owner of Levia-branded cannabis infused beverages, and Herbal Remedies Dispensaries, LLC; Signed a management services agreement with Tahoe Hydroponics, LLC and NV Green, Inc.

•	Won a provisional cultivation license in Connecticut alongside Ayr’s operating partner, which will also provide Ayr with two retail licenses in the state.

•	Completed $114 million of real estate financing transactions at a blended cost of capital at closing of ~8.0% per annum.

•	Completed construction of cultivation facilities in Massachusetts, New Jersey and Ohio.

Financing and Capital Structure

The Company deployed $3.6 million of capital expenditures in Q4 and ended the year with a cash balance of $80.6 million.

As of December 31, 2022, the Company had approximately 70.9 million fully diluted shares outstanding based on a treasury method calculation as of that date.i

Outlook

The Company anticipates its financial results in the first quarter of 2023 to be consistent with industry trends, expecting revenue and adjusted EBITDA in Q1 2023 to be in-line with Q4 2022. Ayr expects to further ramp revenue, adjusted EBITDA and operating cash flow thereafter.

Conference Call

Ayr management will host a conference call, followed by a question-and-answer period.

Conference Call Date: Thursday, March 9, 2023

Time: 8:30 a.m. ET

Toll-free dial-in number: (800) 319-4610

International dial-in number: (604) 638-5340

Conference ID: 10021221

Please dial into the conference call 5-10 minutes prior to the start time. An operator will register your name and organization. If you have any difficulty connecting with the conference call, please contact the Company’s investor relations team at ir@ayrwellness.com.

The conference will be broadcast live and available for replay here.

A telephonic replay of the conference call will also be available for one month beginning at 11:30 a.m. ET on Thursday, March 9, 2023.

Toll-free replay number: (855) 669-9658

International replay number: (412) 317-0088

Replay ID: 9867

i Includes pending M&A and excludes Ayr granted but unvested service-based LTIP shares totaling 5.3 million.

Financial Statements

Certain financial information reported in this news release is extracted from Ayr’s Consolidated Financial Statements and MD&A for years December 31, 2022 and 2021. Ayr files its financial statements and MD&A on SEDAR and with the SEC. All financial information contained in this news release is qualified in its entirety by reference to such financial statements and MD&A.

Definition and Reconciliation of Non-GAAP Measures

The Company reports certain non-GAAP measures that are used to evaluate the performance of its businesses and the performance of their respective segments, as well as to manage their capital structures. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulators require such measures to be clearly defined and reconciled with their most comparable GAAP measures.

Rather, these are provided as additional information to complement those GAAP measures by providing further understanding of the results of the operations of the Company from management’s perspective. Accordingly, these measures should not be considered in isolation, nor as a substitute for analysis of the Company’s financial information reported under GAAP. Non-GAAP measures used to analyze the performance of the Company’s businesses include “Adjusted EBITDA” and “Adjusted Gross Profit.”

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performances and may be useful to investors because they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making. These financial measures are intended to provide investors with supplemental measures of the Company’s operating performances and thus highlight trends in the Company’s core businesses that may not otherwise be apparent when solely relying on the GAAP measures.

Adjusted EBITDA

“Adjusted EBITDA” represents (loss) income from operations, as reported under GAAP, before interest and tax, adjusted to exclude non-core costs, other non-cash items, including depreciation and amortization, and further adjusted to remove non-cash stock-based compensation, impairment expense, the accounting for the incremental costs to acquire cannabis inventory in a business combination, acquisition related costs, and start up costs.

Adjusted Gross Profit

“Adjusted Gross Profit” represents gross profit, as reported, adjusted to exclude the accounting for the incremental costs to acquire cannabis inventory in a business combination, interest, depreciation and amortization and start-up costs.

A reconciliation of how Ayr calculates Adjusted EBITDA and Adjusted Gross Profit is provided in the tables appended below. Additional reconciliations of Adjusted EBITDA, Adjusted Gross Profit and other disclosures concerning non-GAAP measures are provided in our MD&A for the three and twelve months ended December 31, 2022 and 2021.

Forward-Looking Statements

Certain statements in this MD&A are forward-looking statements within the meaning of applicable securities laws, including, but not limited to, those statements relating to the Company and its financial capacity and availability of capital and other statements that are not historical facts. These statements are based upon certain material factors, assumptions, and analyses that were applied in drawing a conclusion or making a forecast or projection, including experience of the Company, as applicable, and perception of historical trends, current conditions, and expected future developments, as well as other factors that are believed to be reasonable in the circumstances. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. These statements may include, without limitation, statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies, and outlook of the Company. Forward-looking statements are often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “project”, “expect”, “target”, “continue”, “forecast”, “design”, “goal” or negative versions thereof and other similar expressions.

Forward-looking estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While Ayr believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

Assumptions and Risks

Forward-looking information in this release is subject to the assumptions and risks as described in our MD&A for the year ended December 31, 2022.

Additional Information

For more information about the Company’s Q4 and full year 2022 operations and outlook, please view Ayr’s corporate presentation posted in the Investors section of the Company’s website at www.ayrwellness.com.

About Ayr Wellness Inc.

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator. Based on the belief that everything starts with the quality of the plant, the Company’s mission is to cultivate the finest quality cannabis at scale and deliver remarkable experiences to its customers every day.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they serve. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko

VP, Corporate Communications

T: (786) 885-0397

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA
Elevate IR
T: (720) 330-2829
Email: IR@ayrwellness.com

Ayr Wellness Inc.

Unaudited Consolidated Balance Sheets

(Expressed in United States Dollars, in thousands, except share amounts)

	Year Ended
	December 31, 2022	December 31, 2021
ASSETS
Current
Cash	$80,640	$154,342
Accounts receivable, net	8,949	7,413
Inventory	115,053	93,363
Prepaid expenses, deposits, and other current assets	8,885	10,949
Total Current Assets	213,527	266,067
Non-current
Property, plant, and equipment, net	326,918	275,222
Intangible assets, net	938,727	978,915
Right-of-use assets - operating, net	137,368	88,721
Right-of-use assets - finance, net	44,762	17,527
Goodwill	94,108	229,910
Deposits and other assets	8,470	3,550
TOTAL ASSETS	$1,763,880	$1,859,912

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Current
Trade payables	$28,533	$26,983
Accrued liabilities	26,238	32,724
Lease liabilities - operating - current portion	8,176	4,195
Lease liabilities - finance - current portion	10,049	3,185
Contingent consideration - current portion	63,429	39,868
Purchase consideration payable	2,849	812
Income tax payable	46,006	28,915
Debts payable - current portion	40,523	8,112
Accrued interest payable - current portion	3,191	7,542
Total Current Liabilities	228,994	152,336
Non-current
Deferred tax liabilities, net	68,523	70,081
Lease liabilities - operating - non-current portion	134,715	87,767
Lease liabilities - finance - non-current portion	24,693	9,406
Construction finance liabilities	36,181	-
Contingent consideration - non-current portion	26,661	145,654
Debts payable - non-current portion	158,820	125,746
Senior secured notes, net of debt issuance costs	244,682	245,408
Accrued interest payable - non-current portion	4,763	3,451
Other long term liabilities	524	-
TOTAL LIABILITIES	928,556	839,849

Commitments and contingencies

Shareholders' equity
Multiple Voting Shares - no par value, unlimited authorized. Issued and outstanding - 3,696,486 shares	-	-
Subordinate, Restricted, and Limited Voting Shares - no par value, unlimited authorized. Issued and outstanding - 60,909,492 and 56,337,175 shares, respectively	-	-
Exchangeable Shares: no par value, unlimited authorized. Issued and outstanding - 6,044,339 and 7,368,285 shares, respectively	-	-
Additional paid-in capital	1,349,713	1,289,827
Treasury stock - 645,300 and 568,300 shares, respectively	(8,987)	(7,828)
Accumulated other comprehensive income	3,266	3,266
Accumulated deficit	(510,668)	(265,202)
Equity of Ayr Wellness Inc.	833,324	1,020,063
Noncontrolling interest	2,000	-
TOTAL SHAREHOLDERS' EQUITY	835,324	1,020,063
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,763,880	$1,859,912

Ayr Wellness Inc.

Unaudited Consolidated Statements of Operations

(Expressed in United States Dollars, in thousands, except share amounts)

	Three Months Ended		Year Ended
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Revenues, net of discounts	$124,623	$111,769	$465,618	$357,608

Cost of goods sold excluding fair value items	69,501	58,079	268,957	175,646
Incremental costs to acquire cannabis inventory in business combinations	-	2,453	6,216	43,864
Cost of goods sold	69,501	60,532	275,173	219,510

Gross profit	55,122	51,237	190,445	138,098

Operating expenses
Selling, general, and administrative	67,188	47,524	222,092	144,444
Impairment of goodwill	148,531	-	148,531	-
Depreciation and amortization	14,777	13,734	56,856	40,659
Acquisition expense	852	3,837	5,991	9,002
Gain on sale of assets	-	-	(8)	-
Total operating expenses	231,348	65,095	433,462	194,105

Loss from operations	(176,226)	(13,858)	(243,017)	(56,007)

Other income (expense), net
Share of loss on equity investments	-	-	-	(32)
Fair value gain on financial liabilities	29,649	52,947	63,088	83,759
Interest expense, net	(8,395)	(5,698)	(30,575)	(16,550)
Interest income	223	43	275	204
Other, net	(74)	(20)	120	935
Total other income, net	21,403	47,272	32,908	68,316

Income (loss) before income taxes and noncontrolling interests	(154,823)	33,414	(210,109)	12,309

Income taxes
Current tax provision	(13,223)	(15,834)	(46,934)	(45,820)
Deferred tax benefit	(570)	6,206	1,558	16,559
Total income taxes	(13,793)	(9,628)	(45,376)	(29,261)

Net loss before noncontrolling interest	(168,616)	23,786	(255,485)	(16,952)
Net loss attributable to noncontrolling interest	(2,210)	-	(10,019)	-
Net loss attributable to Ayr Wellness Inc.	$(166,406)	$23,786	$(245,466)	$(16,952)

Basic and diluted net loss per share	$(2.40)	$0.35	$(3.58)	$(0.30)

Weighted average number of shares outstanding (basic and diluted)	69,357	67,352	68,635	57,329

Ayr Wellness Inc.

Unaudited Consolidated Statements of Cash Flows

(Expressed in United States Dollars, in thousands)

	Year Ended
	December 31, 2022	December 31, 2021
Operating activities
Net loss before noncontrolling interest	$(255,485)	$(16,952)
Adjustments for:
Fair value gain on financial liabilities	(63,088)	(83,759)
Stock-based compensation	46,115	27,155
Stock-based compensation - related parties	707	-
Depreciation and amortization	21,050	8,125
Amortization on intangible assets	71,789	50,709
Impairment of goodwill	148,531	-
Share of loss on equity investments	-	32
Gain on disposal of equity investments	-	(178)
(Gain) loss on disposal of property, plant, and equipment	(8)	50
Incremental costs to acquire cannabis inventory in a business combination	6,216	43,864
Deferred tax benefit	(1,558)	(16,559)
Amortization on financing costs	2,292	1,744
Amortization on financing premium	(3,018)	(402)
Changes in operating assets and liabilities, net of business combinations:	-
Accounts receivable	(989)	(3,916)
Inventory	(18,235)	(50,956)
Prepaid expenses, deposits, and other current assets	1,833	(2,326)
Trade payables	(7,087)	(1,430)
Accrued liabilities	92	7,943
Accrued interest payable	(2,685)	1,446
Lease liabilities - operating	2,272	1,912
Income tax payable	17,091	5,717
Cash used in operating activities	(34,165)	(27,781)

Investing activities
Purchase of property, plant, and equipment	(62,497)	(91,630)
Capitalized interest	(14,927)	(8,373)
Proceeds from the sale of assets, net of transaction costs	31,433	-
Cash paid for business combinations and asset acquisitions, net of cash acquired	(11,546)	(92,270)
Cash paid for business combinations and asset acquisitions, bridge financing	-	(22,750)
Cash paid for business combinations and asset acquisitions, working capital	(2,205)	(4,359)
Payments for interests in equity accounted investments	-	(82)
Cash received in disposal of equity investment	-	1,000
Payments made by related corporation	-	135
Purchase of intangible asset	(4,000)	-
Cash received (paid) for bridge financing	70	(1,200)
Deposits for business combinations, net of cash on hand	(2,825)	(100)
Cash used in investing activities	(66,497)	(219,629)

Financing activities
Proceeds from exercise of warrants	-	55,692
Proceeds from exercise of options	300	315
Proceeds from financing transaction, net of financing costs	27,600	148,646
Proceeds from equity offering, net of expenses	-	118,052
Proceeds from issuance of notes payable, net of financing costs	51,713	-
Payments of financing costs	-	(2,142)
Payment for settlement of contingent consideration	(10,000)	-
Deposits paid for financing lease and note payable	(924)	-
Tax withholding on stock-based compensation awards	(5,258)	(28,536)
Repayments of debts payable	(17,924)	(8,749)
Repayments of lease liabilities - finance (principal portion)	(10,117)	(6,949)
Repurchase of Equity Shares	(8,430)	(1,815)
Cash provided by financing activities	26,960	274,514

Net (decrease) increase in cash	(73,702)	27,104
Cash, beginning of the period	154,342	127,238
Cash, end of the period	$80,640	$154,342

Supplemental disclosure of cash flow information:
Interest paid during the period, net	49,820	14,244
Income taxes paid during the period	30,915	41,303
Non-cash investing and financing activities:
Recognition of right-of-use assets for operating leases	54,396	68,578
Recognition of right-of-use assets for finance leases	32,444	18,576
Issuance of promissory note related to business combinations	16,000	-
Issuance of Equity Shares related to business combinations and asset acquisitions	6,352	576,196
Issuance of Equity Shares related to equity component of debt	-	7,429
Issuance of Equity Shares related to settlement of contingent consideration	11,748	-
Issuance of promissory note related to settlement of contingent consideration	14,934	-
Repurchase of Equity Shares	-	7,193
Cancellation of Equity Shares	78	-
Capital expenditure disbursements for cultivation facility	8,402	-

Ayr Wellness Inc.

Unaudited Consolidated Adjusted EBITDA and Gross Profit Reconciliation

(Expressed in United States Dollars, in thousands)

	Three Months Ended		Year Ended
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
	$	$	$	$
Loss from operations (GAAP)	(176,226)	(13,859)	(243,017)	(56,007)

Incremental costs to acquire cannabis inventory in a business combination	—	2,453	6,216	43,864
Interest (within cost of goods sold “COGS”)	1,224	486	4,199	1,408
Depreciation and amortization (from statement of cash flows)	25,284	21,010	92,839	58,834
Acquisition costs	852	3,837	5,991	9,002
Stock-based compensation, non-cash	17,374	6,767	46,822	27,155
Impairment of goodwill	148,531	—	148,531	—
Start-up costs[1]	3,016	3,594	12,457	10,031
Other[2]	5,958	1,848	12,794	3,688
Loss (gain) on sale of assets	—	—	(8)	—
	202,239	39,995	329,841	153,982

Adjusted EBITDA (non- GAAP)	26,013	26,136	86,824	97,975

Notes:

1 Includes costs to prepare a location for its intended use, including facilities not yet operating at scale. Start-up costs are expensed as incurred and are not indicative of ongoing operations.

2 Other non-core costs including non-operating adjustments, severance costs and non-cash inventory write-downs.

	Three Months Ended		Year Ended
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
	$	$	$	$
Gross profit (GAAP)	55,122	51,237	190,445	138,098

Incremental costs to acquire cannabis inventory in a business combination	—	2,453	6,216	43,864
Interest (within COGS)	1,224	486	4,199	1,408
Depreciation and amortization (within COGS)	10,507	7,276	35,982	18,175
Start-up costs (within COGS)	747	1,875	3,900	5,709
Other (within COGS)	2,883	—	7,766	—

Adjusted Gross Profit (non-GAAP)	70,483	63,327	248,508	207,254